

November 29, 2016

Via E-mail
Richard Slansky
Chief Financial Officer
OncoSec Medical Incorporated
5820 Nancy Ridge Drive
San Diego, CA 92121

> **Re: OncoSec Medical Incorporated**
> **Schedule TO-I**
> **Filed November 16, 2016**
> **File No. 005-86770**

Dear Mr. Slansky:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. Please specifically address how the employee benefit plan meets the definition in Rule 405 since plan beneficiaries include consultants.

Offer to Exchange

Section 1: Eligible Stock Options; Eligible Participants; Expiration Date, page 10

2.   Disclosure indicates that to ensure that eligible participants will have the information needed to make an informed decision based on the number of new stock options that will be granted for eligible stock options, the company will deliver to eligible participants "by

email or other method" a notification of the closing price of the company's common stock on the Expiration Date. Please clarify what other methods will be used to notify eligible participants of the closing price of the common stock on the Expiration Date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Steven G. Rowles, Esq.
        Morrison & Foerster LLP